Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
GoPro Australia Pty Ltd	Australia
GoPro Philippines Ltd.	Cayman Islands
Woodman Labs Cayman, Inc.	Cayman Islands
GoPro Hong Kong Limited	Hong Kong
GoPro GmbH	Germany
GoPro do Brasil Participações Ltda.	Brazil
GoPro Technology France SAS	France
GoPro France SAS	France
Kolor SAS	France
GoPro GK	Japan
GoPro Coöperatief U.A.	The Netherlands
GoPro International B.V.	The Netherlands
GoPro Technology (Shenzhen) Limited	China
GoPro Trading (Shanghai) Limited	China
GoPro Switzerland AG	Switzerland
GoPro Media (UK) Ltd.	United Kingdom
GoPro Care, Inc.	United States
GoPro Care Services, Inc.	United States
GoPro Mobility (U.S.), LLC	United States